SECURIT 15027429 ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805)371-8020 ext 225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, ______ by ________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

See attached
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

____
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 27 day of August, 2015, by
Date *Month* *Year*

(1) Jerry Sanada

(and (2)______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHERYL ANN MCEWAN
Commission # 2050793
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2017

Signature Cheryl Ann McEwan
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5 Part III **Document Date:** 6-30-15

Number of Pages: 2 **Signer(s) Other Than Named Above:** ______________

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc (the Company) as of June 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 28, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2015

Assets

Cash and cash equivalents	$	146,579
Accounts receivable		361,324
Receivable from related party		128,687
Prepaid taxes		7,200
Other receivables		68,358
Prepaid expenses and other		5,994
Total assets	$	718,142

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	10,024
Commissions payable		254,153
Total liabilities		264,177

Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding		1,030
Additional paid in capital		46,970
Retained earnings		405,965
Total stockholder's equity		453,965
Total liabilities and stockholder's equity	$	718,142

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2015

Revenues	
Fees & Commissions	$ 2,162,010
Interest and dividends	103
Net investment gains (losses)	3,491
Total revenues	2,165,604
Expenses	
Employee compensation and benefits	602,892
Commission expense	1,410,124
Occupancy expenses	156,000
Communications	5,497
Other operating expenses	248,303
Reimbursed expenses	(155,004)
Total expenses	2,267,812
Net income (loss) before income tax provision	(102,208)
Income tax provision (benefit)	800
Net income (loss)	$ (103,008)

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2014	$ 1,030	$ 46,970	$ 508,973	$ 556,973
Net income (loss)	-	-	(103,008)	(103,008)
Balance at June 30, 2015	$ 1,030	$ 46,970	$ 405,965	$ 453,965

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2015

Cash flow from operating activities:		
Net income (loss)		$ (103,008)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ -	
(Increase) decrease in assets:		
Accounts receivable	65,260	
Marketable securities, at market value	11,586	
Receivable from related party	27,375	
Prepaid income taxes	800	
Other receivables	(68,358)	
Prepaid expenses and other	2,511	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(8,664)	
Commissions payable	46,709	
Deferred tax liabilities	-	
Pension plan payable	-	
Total adjustments		77,219
Net cash provided by (used in) operating activities		(25,789)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(25,789)
Cash and cash equivalents at beginning of year		172,368
Cash and cash equivalents at end of year		$ 146,579

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing financial planning, consulting, insurance, investment advisory and securities brokerage services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of seven (7) years by the straight-line method. At June 30, 2015, all furniture and equipment were fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2015, a total of $5,345 of advertising costs is included in other operating expenses.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2015, all securities positions were liquidated during the fiscal year and the realized gain is included in the Statement of Income as a net investment gain.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$-
State	800
Total income tax expense (benefit)	$800

The Company has available at June 30, 2015, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $16,500, that expires in 2035. A 100% valuation allowance had been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RELATED PARTY TRANSACTIONS

The Company provides investment management and/or other services for five limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the sole shareholder of the Company. During the year ended June 30, 2015, the Company received $465,431 in revenue for services to these partnerships. This amount is included in Commission and Fee income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2015, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and for AFG and its subsidiaries. For the year ended June 30, 2015, ABLP Management, Alliance Entrust, Hoby Pearce CFP, Randy Sanada CFP, and Randall Sanada CFP (sister companies) reimbursed the Company $147,058 for salaries and benefits and for rent, which are included in reimbursed expenses on the Statement of Income.

Note 4: RELATED PARTY TRANSACTIONS
(Continued)

The Company is reimbursed by its registered representatives for license fees, insurance and rent expenses incurred on their behalf. For the year ended June 30, 2015, the Company was reimbursed $7,945 for licenses and insurance, which is included in reimbursed expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU Number	**Title**	**Effective Date**
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).*	After 12/15/14
2014-09	*Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).*	After 12/15/17
2014-15	*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2015, the Company had net capital of $236,624 which was $219,012 in excess of its required net capital of $17,612; and the Company's ratio of aggregate indebtedness ($264,177) to net capital was 1.12 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,036 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 235,588
Adjustments:		
Retained earnings	$(800)	
Non allowable assets	1,836	
Total adjustments		1,036
Net capital per audited statements		$ 236,624

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2015

Computation of net capital		
Common stock	1,030	
Additional paid-in capital	46,970	
Retained earnings	$ 405,965	
Total stockholder's equity		$ 453,965
Less: Non-allowable assets		
Receivable from related party	(128,687)	
Commission receivable, greater than 30 days	(5,338)	
Prepaid taxes	(7,200)	
Other receivables	(68,358)	
Prepaid expenses and other	(5,994)	
Total non-allowable assets		(215,577)
Net capital before haircuts		238,388
Less: Haircuts and undue concentration		
Haircut on marketable securities	-	
Haircut on money markets	(1,764)	
Total haircuts & undue concentration		(1,764)
Net Capital		236,624
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 17,612	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(17,612)
Excess net capital		$ 219,012
Aggregate Indebtedness	$ 264,177	
Ratio of aggregate indebtedness to net capital	1.12 : 1	

There was a diference of $1,036 between the net capital computation shown here and the net capital computation on the Company's unaudited Form X-17A-5 dated June 30, 2015 (See Note 8).

See independent auditor's report

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Alliance Advisory & Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).